Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "AGE RESEARCH, INC.", CHANGING ITS NAME FROM "AGE RESEARCH, INC." TO "SALESTACTIX, INC.", FILED IN THIS OFFICE ON THE SECOND DAY OF AUGUST, A.D. 2004, AT 8:38 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

2121065 8100

040562091

AUTHENTICATION: 3268732

DATE: 08-02-04

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:41 AM 08/02/2004
FILED 08:38 AM 08/02/2004
SRV 040562091 - 2121065 FILE

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AGE RESEARCH, INC.,
a Delaware corporation

It is hereby certified that:

1. The name of the corporation (hereinafter called the "Corporation") is Age Research, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended as follows:

   Article I. of the Certificate of Incorporation is hereby amended in its entirety to read as follows:

ARTICLE I.

"The name of this corporation is SalesTactix, Inc."

3. The foregoing amendment was adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its duly authorized officer, this 28 day of July, 2004.

Vincent Michael Keyes, III, President